Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 T +1 212 259 8088 F +1 212 649 9479 rrachofsky@dl.com

March 8, 2012

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Max A. Webb J. Nolan McWilliams
Re:	Remy International, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-173081

Ladies and Gentleman:

On behalf of Remy International, Inc. (the “Company” or “Remy”), we are hereby filing Amendment No. 3 (“Amendment No. 3”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 25, 2011 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2 to the Registration Statement, which was filed with the Commission on May 25, 2011. The Registration Statement has been revised to update the Company’s financial statements and other disclosures.

Please do not hesitate to contact me by telephone at (212) 259-8088 or by fax at (212) 649-9479 if we can be of any further assistance.

Very truly yours,

/s/ Robert S. Rachofsky

Robert S. Rachofsky

cc:	Fred Knechtel, Remy International, Inc.

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